SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2579	JMENDEZ@STBLAW.COM

August 31, 2017

VIA COURIER AND EDGAR

Re: Despegar.com, Corp.

       Registration Statement on Form F-1

       Filed August 15, 2017

       File No. 333-219973

Anne Nguyen Parker

Office of Transportation and Leisure

Securities and Exchange Commission

Mail Stop 3561, 100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Nguyen Parker:

On behalf of Despegar.com, Corp. (“Despegar”), we hereby transmit via EDGAR with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the Registration Statement relating to the offering of Despegar’s ordinary shares (the “Registration Statement”). The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we hereby provide the following response to your comment letter, dated August 24, 2017, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by Despegar.

Exhibit 5.1

1.	The legal opinion appears to be rendered in connection with the proposed offering and sale by the Company of its ordinary shares, including those covered by the underwriter’s over-allotment option. Please revise the opinion to include the shares that will be offered by the selling shareholders.

In response to the Staff’s comment, Despegar has filed a revised legal opinion of Conyers Dill & Pearman that includes the shares that will be offered by the selling shareholders, as referenced in the Staff’s comment.

*                *                 *                *                *

Securities and Exchange Commission	2	August 31, 2017

Please do not hesitate to call Juan Francisco Méndez at 212-455-2579 or Kirsten A. Harmon at 212-455-2416 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Kristen Shifflett
Melissa Raminpour
Julie Griffith

Despegar.com, Corp.
Damián Scokin
Michael Doyle
Juan Pablo Alvarado

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Ward Breeze
Heidi E. Mayon
Brian C. Hutchings